Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (UNAUDITED)

SEPTEMBER 30, 2009 and DECEMBER 31, 2008

(Expressed in thousands of U.S. Dollars - except share data)

	September 30, 2009	December 31, 2008
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$270,348	$312,169
Restricted cash	6,462	7,581
Accounts receivable, net	14,229	16,596
Insurance claims	4,427	7,286
Due from related companies	4,875	4,923
Advances and other	9,545	8,329
Inventories	15,000	10,919
Prepaid insurance and other	7,866	2,978
Current portion of financial instruments-Fair value	1,926	—

Total current assets	334,678	370,781

INVESTMENTS	1,000	1,000
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	1,933	—
FIXED ASSETS
Advances for vessels under construction	42,366	53,715
Vessels	2,597,914	2,468,472
Accumulated depreciation	(383,372)	(312,983)

Vessels’ Net Book Value	2,214,542	2,155,489

Total fixed assets	2,256,908	2,209,204

DEFERRED CHARGES, net	18,588	21,332

Total assets	$2,613,107	$2,602,317

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$107,128	$91,805
Payables	31,497	27,960
Due to related companies	49	197
Dividend declared	11,070	—
Accrued liabilities	20,416	24,497
Accrued bank interest	9,013	14,656
Unearned revenue	5,846	14,709
Current portion of financial instruments - Fair value	29,978	15,664

Total current liabilities	214,997	189,488

LONG-TERM DEBT, net of current portion	1,423,804	1,421,824
FINANCIAL INSTRUMENTS - FAIR VALUE, net of current portion	49,541	75,890
STOCKHOLDERS’ EQUITY:
Common stock, $ 1.00 par value; 100,000,000 shares authorized; 37,671,392 issued at September 30, 2009 and December 31, 2008	37,671	37,671
Additional paid-in capital	266,592	265,932
Retained earnings	696,402	693,511

	1,000,665	997,114
Cost of treasury stock (767,300 and 526,700 shares)	18,203	14,217

	982,462	982,897
Accumulated other comprehensive loss	(63,528)	(72,239)
Noncontrolling Interest	5,831	4,457

Total stockholders’ equity	924,765	915,115

Total liabilities and stockholders’ equity	$2,613,107	$2,602,317

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Three months ended September 30
	2009	2008
VOYAGE REVENUES:	$106,202	$158,834
EXPENSES:
Commissions	3,677	6,045
Voyage expenses	19,743	28,435
Charter hire expense	—	4,186
Vessel operating expenses	34,381	34,941
Depreciation	24,116	21,256
Amortization of deferred dry-docking costs	1,787	1,165
Management fees	3,345	2,988
General and administrative expenses	796	1,053
Stock compensation expense	467	1,157
Foreign currency losses (gains)	189	(158)
Amortization of deferred gain on sale of vessels	—	950

Total expenses	88,501	102,018

Operating income	17,701	56,816

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(15,985)	(17,185)
Interest income	642	2,108
Other, net	(107)	15

Total other expenses, net	(15,450)	(15,062)

Net income	2,251	41,754
Less: Net income attributable to the noncontrolling interest	(140)	(771)

Net income attributable to Tsakos Energy Navigation Limited	$2,111	$40,983

Earnings per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$0.06	$1.09

Earnings per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$0.06	$1.08

Weighted average number of shares, basic	36,904,366	37,616,515

Weighted average number of shares, diluted	37,163,512	38,026,595

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Nine months ended September 30
	2009	2008
VOYAGE REVENUES:	$346,694	$466,987
EXPENSES:
Commissions	13,009	17,061
Voyage expenses	56,165	63,258
Charter hire expense	—	12,467
Vessel operating expenses	107,162	104,772
Depreciation	70,389	62,606
Amortization of deferred dry-docking costs	5,360	3,827
Management fees	9,892	8,888
General and administrative expenses	3,152	3,158
Stock compensation expense	660	4,246
Foreign currency losses	245	592
Amortization of deferred gain on sale of vessels	—	(634)
Gain on sale of vessels	—	(34,565)

Total expenses	266,034	245,676

Operating income	80,660	221,311

OTHER INCOME (EXPENSES):
Interest and finance costs, net	(37,136)	(51,929)
Interest income	3,106	6,120
Other, net	80	116

Total other expenses, net	(33,950)	(45,693)

Net income	46,710	175,618
Less: Net income attributable to the noncontrolling interest	(1,374)	(301)

Net income attributable to Tsakos Energy Navigation Limited	$45,336	$175,317

Earnings per share, basic attributable to Tsakos Energy Navigation Limited common shareholders	$1.23	$4.64

Earnings per share, diluted attributable to Tsakos Energy Navigation Limited common shareholders	$1.22	$4.60

Weighted average number of shares, basic	36,953,082	37,744,030

Weighted average number of shares, diluted	37,192,689	38,143,274

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (UNAUDITED)

FOR THE PERIODS ENDED SEPTEMBER 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars - except share and per share data)

	Comprehensive Income (Loss)	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock		Accumulated Other Comprehensive Income (Loss)	Tsakos Energy Navigation Limited	Noncontrolling Interest	Total
					Shares	Amount
BALANCE, January 1, 2008		$38,059	$273,036	$567,220			$(23,775)	$854,540	$3,391	$857,931
Net income	175,618			175,317				175,317	301	175,618
- Repurchase and cancellation of common stock (392,400 shares)		(393)	(2,425)	(9,414)				(12,232)		(12,232)
- Purchases of Treasury stock (352,900 shares)					352,900	(11,116)		(11,116)		(11,116)
- Issuance of 4,650 shares of restricted share units		5	(5)					—		—
- Cash dividends declared and paid ($0.90 per share)				(33,936)				(33,936)		(33,936)
- Cash dividends declared ($0.90 per share)				(33,290)				(33,290)		(33,290)
- Fair value of financial instruments	(6,242)						(6,242)	(6,242)		(6,242)
- Amortization of restricted share units			4,246					4,246		4,246

Comprehensive income	$169,376

BALANCE, September 30, 2008		$37,671	$274,852	$665,897	352,900	(11,116)	$(30,017)	$937,287	$3,692	$940,979

BALANCE, January 1, 2009		$37,671	$265,932	$693,511	526,700	(14,217)	$(72,239)	$910,658	$4,457	$915,115
Net income	46,710			45,336				45,336	1,374	46,710
- Purchases of Treasury stock (240,600 shares)					240,600	(3,986)		(3,986)		(3,986)
- Cash dividends declared and paid ($0.85 per share)				(31,375)				(31,375)		(31,375)
- Cash dividends declared ($0.30 per share)				(11,070)				(11,070)		(11,070)
- Fair value of financial instruments	8,711						8,711	8,711		8,711
- Amortization of restricted share units			660					660		660

Comprehensive income	$55,421

BALANCE, September 30, 2009		$37,671	$266,592	$696,402	767,300	(18,203)	$(63,528)	$918,934	$5,831	$924,765

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars)

	Nine months ended September 30,
	2009	2008
Cash Flows from Operating Activities:
Net income	$46,710	$175,618
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	70,389	62,606
Amortization of deferred dry-docking costs	5,360	3,827
Amortization of loan fees	643	676
Amortization of deferred income	—	(634)
Amortization of restricted share units	660	4,246
Change in fair value of non-hedging financial instruments	(7,183)	4,235
Gain on sale of vessels	—	(34,565)
Payments for dry-docking	(2,570)	(6,759)
(Increase) Decrease in:
Receivables	4,058	2,902
Inventories	(4,081)	(4,528)
Prepaid insurance and other	(4,888)	(2,561)
Increase (Decrease) in:
Payables	3,389	(3,033)
Accrued liabilities	(9,724)	2,003
Unearned revenue	(8,863)	4,614

Net Cash provided by Operating Activities	93,900	208,647

Cash Flows from Investing Activities:
Advances for vessels under construction and acquisitions	(15,911)	(20,353)
Vessel acquisitions and/or improvements	(102,181)	(27,632)
Proceeds from sale of vessels	—	62,100

Net Cash (used in)/provided by Investing Activities	(118,092)	14,115

Cash Flows from Financing Activities:
Proceeds from long-term debt	80,750	52,025
Financing costs	(689)	(167)
Payments of long-term debt	(63,448)	(32,516)
Decrease in restricted cash	1,119	2,061
Repurchase and cancellation of common stock	—	(12,232)
Purchase of treasury stock	(3,986)	(11,116)
Cash dividend	(31,375)	(33,936)

Net Cash used in Financing Activities	(17,629)	(35,881)

Net (decrease)/ increase in cash and cash equivalents	(41,821)	186,881
Cash and cash equivalents at beginning of period	312,169	181,447

Cash and cash equivalents at end of period	$270,348	$368,328

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements of Tsakos Energy Navigation Limited and subsidiaries (the “Company”) have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP) for interim financial information and with the instructions to Form 6-K and Article 10 of Regulation S-X of the U.S. Securities and Exchange Commission (“SEC”). Accordingly, they do not include all of the footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the nine months ended September 30, 2009 are not necessarily indicative of the results that may be expected for the year ending December 31, 2009.

The consolidated balance sheet as of December 31, 2008 has been derived from the audited financial statements at that date, but does not include all of the footnotes required by generally accepted accounting principles for complete financial statements. The 2008 financial information has been recast to reflect the adoption of new guidance issued by the Financial Accounting Standards Board (“FASB”) on December 2007 for the noncontrolling interests in the consolidated financial statements.

For further information, refer to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2008.

1.	(a) Recent Accounting Pronouncements

Effective January 1, 2009, the Company adopted new guidance issued by the FASB for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. This guidance defines a noncontrolling interest, previously called a minority interest, as the portion of equity in a subsidiary not attributable, directly or indirectly, to the Company. This guidance requires, among other items, that a noncontrolling interest be included in the consolidated statement of financial position within equity separate from the Company’s equity; consolidated net income to be reported at amounts inclusive of both the Company’s and noncontrolling interest’s shares and, separately, the amounts of consolidated net income attributable to the Company and noncontrolling interest all on the consolidated statement of income; and if a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be measured at fair value and a gain or loss be recognized in net income based on such fair value. The presentation and disclosure requirements of this guidance were applied retrospectively. The 2008 financial information has been adjusted so the basis of presentation is consistent with that of the 2009 financial information.

Effective January 1, 2009, the Company adopted new guidance issued by the FASB relating to disclosures about derivative instruments and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. This guidance requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments. This guidance relates to disclosures only and its adoption did not have any effect on the financial condition, results of operations or liquidity of the Company.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	(a) Recent Accounting Pronouncements (continued)

In September 2006, the FASB issued guidance about fair value measurements. This guidance defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. Effective January 1, 2009, the Company adopted the provisions of this guidance, and its adoption did not have a material effect on our condensed consolidated statement of financial position, results of operations or cash flows. In April 2009, the FASB issued additional guidance for estimating fair value when there is no active market or where the activity represents distressed sales. The additional guidance is effective for interim and annual reporting periods ending after June 15, 2009. We adopted the principles of this guidance in the second quarter of 2009. The adoption did not have a material effect on our consolidated statement of financial position, results of operations or cash flows.

In April 2009, the FASB issued a position statement that requires companies to provide disclosures about fair values of financial instruments. The position statement is effective for interim reporting periods ending after June 15, 2009 with early adoption permitted for periods ending after March 15, 2009. The adoption of this position statement did not have a material effect on our consolidated financial statements.

In May 2009, the FASB established general standards of accounting for and disclosure of events that occur after the balance sheet date, but before financial statements are issued or are available to be issued. These standards introduce the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This disclosure should alert all users of financial statements that an entity has not evaluated subsequent events after that date in the set of financial statements being presented. These standards are effective for interim or annual financial periods ending after June 15, 2009. The adoption of these standards did not have a material effect on the Company’s financial position and results of operations.

In June 2009, the FASB amended the consolidation guidance for variable-interest entities (“VIEs”) with the intent to improve financial reporting by enterprises involved with variable interest entities. The amended guidance requires companies to qualitatively assess the determination of the primary beneficiary of a VIE based on whether the entity (1) has the power to direct the activities of the VIE that most significantly impact the entity’s economic performance and (2) has the obligation to absorb losses of the entity that could potentially be significant to the VIE or the right to receive benefits from the entity that could potentially be significant to the VIE. It also requires additional disclosures for any enterprise that holds a variable interest in a VIE. This new guidance shall be effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. Earlier application is prohibited. We do not expect the adoption of this guidance to have an effect on our consolidated statement of financial position, results of operations or cash flows.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

1.	(a) Recent Accounting Pronouncements (continued)

In June 2009, the FASB issued the FASB Accounting Standards Codification (ASC) which will become the source of authoritative U.S. generally accepted accounting principles (GAAP) recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date of this guidance, the Codification will supersede all then-existing non-SEC accounting and reporting standards. This guidance is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this guidance did not have a material effect on the Company’s financial position and results of operations.

2.	Transactions with Related Parties

The following amounts were charged by related parties for services rendered:

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Tsakos Shipping and Trading S.A. (commissions)	1,310	1,941	4,346	5,739
Tsakos Energy Management Limited (management fees)	3,253	2,913	9,614	8,664
Argosy Insurance Company Limited (insurance premiums)	2,634	2,089	7,554	6,008
AirMania Travel S.A. (crew and staff travel)	175	249	356	646

Total expenses with related parties	7,372	7,192	21,870	21,057

Balances due from and to related parties are as follows:

	September 30, 2009	December 31, 2008
Due from related parties
Tsakos Shipping and Trading S.A.	3,472	2,670
Argosy Insurance Company Limited	1,403	2,253

Total due from related parties	4,875	4,923

Due to related parties
Tsakos Energy Management Limited	20	162
AirMania Travel S.A.	29	35

Total due to related parties	49	197

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(a)	Tsakos Energy Management Limited (the “Management Company”): Tsakos Energy Navigation Limited (the “Holding Company”) has a Management Agreement (“Management Agreement”) with the Management Company, a Liberian corporation, to provide overall executive and commercial management of its affairs for a monthly fee. From January 1, 2008, monthly management fees for operating vessels were $23 per owned vessel and $17 for chartered-in vessels or for owned vessels chartered out on a bare-boat basis. From January 1, 2009, monthly fees for operating vessels are $23.7 and $17.5, respectively.

The Holding Company and the Management Company have certain officers and directors in common. The President, who is also the Chief Executive Officer and a Director of the Holding Company, is also the sole stockholder of the Management Company. The Management Company may unilaterally terminate its Management Agreement with the Holding Company at any time upon one year’s notice. In addition, if even one director was elected to the Holding Company’s Board of Directors without having been recommended by the existing board, the Management Company would have the right to terminate the Management Agreement on ten days notice, and the Holding Company would be obligated as at September 30, 2009 to pay the Management Company an amount of approximately $127,500 calculated in accordance with the terms of the Management Agreement. Under the terms of same the Management Agreement, the Holding Company may terminate the agreement only under specific circumstances, without the prior approval of the Holding Company’s Board of Directors.

Estimated future management fees payable over the next ten years under the management agreement, exclusive of any incentive awards and based on existing vessels and known vessels scheduled for future delivery as at September 30, 2009, are:

Period/Year	Amount
October to December 2009	3,462
2010	13,966
2011	14,071
2012	14,146
2013 to 2019	88,961

134,606

Management fees for vessels are included as expenses in the accompanying consolidated statements of income. Also, under the terms of the Management Agreement, the Management Company provides supervisory services for the construction of new vessels for a monthly fee of $17.5 per vessel in 2009 and $17 in 2008. These fees in total amounted to $648 and $983 during the nine months ended September 30, 2009 and 2008, respectively, and are either accounted for as part of construction costs for delivered vessels or are included in Advances for vessels under construction.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

2.	Transactions with Related Parties (continued)

(b)	Tsakos Shipping and Trading S.A. (“Tsakos Shipping”): The Management Company has appointed Tsakos Shipping to provide technical management to the Company’s vessels. Tsakos Shipping, at the consent of the Holding Company, may subcontract all or part of the technical management of any vessel to an alternative unrelated technical manager. Certain members of the Tsakos family are involved in the decision-making processes of Tsakos Shipping and of the Management Company, and are also shareholders of the Holding Company.

The Management Company, at its own expense, pays technical management fees to Tsakos Shipping, and the Company bears and pays directly to Tsakos Shipping most of its operating expenses, including repairs and maintenance, provisioning and crewing of the Company’s vessels, as well as certain charges which are capitalized or deferred, including reimbursement of the costs of Tsakos Shipping personnel sent overseas to supervise repairs and perform inspections on Company vessels.

Tsakos Shipping also provides chartering services for the Company’s vessels by communicating with third party brokers to solicit research and propose charters. For this service, the Company pays to Tsakos Shipping a chartering commission of 1.25% on all freights, hires and demurrages. Such commissions are included in Commissions. Commissions due to Tsakos Shipping by the Company are shown net of amounts due from Tsakos Shipping for advances made, and are included in Due from related Companies.

(c)	Argosy Insurance Company Limited (“Argosy”): The Company places its hull and machinery insurance, increased value insurance and war risk and certain other insurance through Argosy, a captive insurance company affiliated with Tsakos Shipping.

(d)	AirMania Travel S.A. (“AirMania”): Apart from third-party agents, the Company also uses an affiliated company, AirMania, for travel services.

3.	Vessels

Acquisitions

On July 17, 2009, the Company took delivery of the newly built aframax Ise Princess and on September 15, 2009 the Company took delivery of its sister vessel Asahi Princess. Also, during 2009 the Company contracted for the construction of two suezmax tankers at a Korean yard at a contract price of $72,000 each. The Company paid $16,000 relating to the four vessels which are under construction at September 30, 2009.

Sales

No sales of vessels took place in the first nine months of 2009. In February 2008, the Company sold the aframax tanker Olympia for $62,100 resulting in a capital gain of $34,565.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

3.	Vessels (continued)

Charters-out

The future minimum revenues, before reduction for brokerage commissions, expected to be recognized on non-cancelable time charters are as follows:

Period/Year	Amount
October to December 2009	60,673
2010	176,284
2011	74,244
2012	25,440
2013 and thereafter	15,872

Net minimum charter payments	352,513

These amounts do not assume any off-hire.

4.	Deferred Charges

Deferred charges, consisting of dry-docking and special survey costs, net of accumulated amortization, amounted to $14,391 at September 30, 2009 and $17,181 at December 31, 2008, and loan fees, net of accumulated amortization, amounted to $4,197 at September 30, 2009 and $4,151 at December 31, 2008. Amortization of deferred dry-docking costs is separately reflected in the accompanying consolidated statements of income, while amortization of loan fees is included in Interest and finance costs, net.

5.	Long-Term Debt

Facility	September 30, 2009	December 31, 2008
(a) Credit Facilities	1,309,154	1,361,623
(b) Term Loans	221,778	152,006

Total	1,530,932	1,513,629
Less – current portion	(107,128)	(91,805)

Long-term portion	1,423,804	1,421,824

(a) Credit facilities

As at September 30, 2009, the Company had seven open reducing revolving credit facilities, all of which are reduced in semi-annual installments, and two open facilities which have both a reducing revolving credit component and a term bank loan component. In June 2009, an amount of $5,000 was drawn down on one of these facilities. The aggregate available unused amount under these facilities at September 30, 2009 is $35,488. Interest is payable at a rate based on the London Inter-Bank Offer Rate (“LIBOR”) plus a spread. At September 30, 2009, interest on these facilities ranged from 1.25% to 5.19%.

(b) Term bank loans

Term loan balances outstanding at September 30, 2009 amounted to $221,778. These bank loans are payable in U.S. Dollars in semi-annual installments with balloon payments due at maturity between May 2014 and July 2019. In July and

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

5.	Long-Term Debt (continued)

September 2009, the Company drew down an amount of $37,500 and $40,000 respectively, on new term loans. Interest rates on the outstanding loans as at September 30, 2009, are based on LIBOR plus a spread. At September 30, 2009, interest on these term bank loans ranged from 1.31% to 2.81%. One bank loan includes an option for the Company to convert the loan into Euro, Yen or Swiss Francs at the applicable spot rates of exchange. The Company has not exercised this option.

The weighted-average interest rates on the above executed loans for the applicable periods were:

Three months ended September 30, 2009	2.37%
Three months ended September 30, 2008	3.64%
Nine months ended September 30, 2009	3.01%
Nine months ended September 30, 2008	4.42%

The above revolving credit facilities and term bank loans are secured by first priority mortgages on substantially all vessels, and to assignments of earnings and insurances of the respectively mortgaged vessels, and by corporate guarantees of the relevant ship-owning subsidiaries.

The loan agreements include, among other covenants, covenants requiring the Company to obtain the lenders’ prior consent in order to incur or issue any financial indebtedness, additional borrowings, pay dividends in an amount more than 50% of cumulative net income (as defined in the related agreements), sell vessels and assets, and change the beneficial ownership or management of the vessels. Also, the covenants require the Company to maintain a minimum liquidity, a minimum hull value in connection with the vessels’ outstanding loans, insurance coverage of the vessels against all customary risks and in certain cases, maintenance of operating bank accounts with minimum balances.

The annual principal payments required to be made after September 30, 2009, including balloon payments totaling $703,388 due through July 2019, are as follows:

Period/Year	Amount
October to December, 2009	28,357
2010	107,578
2011	110,094
2012	110,094
2013 and thereafter	1,174,809

1,530,932

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

6.	Deferred Income

In 2003, the Company sold two suezmaxes and time-chartered the vessels back from the buyer for a minimum period of five years with options to buy the vessels at the end of the period at $47,500 each. The options to repurchase the vessels were exercised on April 7, 2008, and the vessels were redelivered in October and November 2008, respectively.

The unamortized balance resulting from the original sale of the vessels amounted to $1,993 at the date the Company decided to re-purchase the vessels, and was later recorded as a decrease against the re-purchase price of the vessels. Lease payments relating to the time charters of the vessels were $12,467 in the nine months ended September 30, 2008, and are recorded in Charter hire expense.

7.	Interest and Finance Costs, net

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Interest expense	15,027	16,978	45,922	50,192
Less: Interest capitalized	(493)	(883)	(1,600)	(3,586)

Interest expense, net	14,534	16,095	44,322	46,606

Bunkers swap cash settlements	(721)	—	(844)	—
Amortization of loan fees	213	201	643	676
Bank charges	37	103	198	412

Sub-total	14,063	16,399	44,319	47,694

Amortization of deferred loss on termination of financial instruments	—	—	—	1,132
Change in fair value of non-hedging financial instruments	1,922	786	(7,183)	3,103

Sub-total	1,922	786	(7,183)	4,235

Net total	15,985	17,185	37,136	51,929

As of September 30, 2009, the Company was committed to twelve floating-to-fixed interest rate swaps with major financial institutions covering notional amounts aggregating $893,530 on which it pays fixed rates averaging 4.66% and receives floating rates based on the six-month LIBOR (See Note 13).

During the nine months ended September 30, 2008, three non-hedging and one hedging interest rate swap agreements reached maturity, and the Company terminated four non-hedging interest rate swap agreements at an aggregated loss of $1,132.

As at September 30, 2009, the Company held ten interest rate swap agreements in order to hedge its exposure to interest rate fluctuations associated with its debt. The fair value of such financial instruments as of September 30, 2009 and December 31, 2008 in aggregate amounted to $65,058 (negative) and $73,849 (negative), respectively.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

7.	Interest and Finance Costs, net (continued)

At September 30, 2009, the Company held two interest rate swaps that did not meet hedge accounting criteria. As such, the changes in their fair values during the first nine months of 2009 have been included in change in fair value of non-hedging financial instruments, in the table above. Their fair value as of September 30, 2009 was $14,461 (negative).

During March and July 2009, the Company entered into six bunker swap agreements in order to hedge its exposure to bunker price fluctuations associated with the consumption of bunkers by its vessels. The fair value of these financial instruments as of September 30, 2009 was $3,859 (positive), and it is included in Interest and finance costs, net as it does not meet the hedging criteria.

8.	Stockholders’ Equity

A final dividend of $0.85 was declared in March 2009 for the fiscal year 2008, which was paid on April 30, 2009 and amounted in total to $31, 375. A first dividend of $0.30 for the fiscal year 2009 was paid on October 29, 2009, which totaled $11,070. During the nine months ended September 30, 2008, cash dividends totaling $67,226 were declared of which $33,936 was paid in April 2008 and the reminder in October 2008.

During the nine months ended September 30, 2009, the Company purchased 240,600 shares as treasury stock at a total cost of $3,986. In the nine months ended September 30, 2008, 392,400 shares were repurchased and cancelled at a total cost of $12,232, and 352,900 shares were purchased as treasury stock at a cost of $11,116. The transactions were open market based through the New York Stock Exchange.

In 2004, the shareholders approved a share-based incentive plan providing for the granting of up to 1,000,000 of stock options or other share-based awards, including restricted share units (RSUs), to directors and officers of the Company, crew members and to employees of the related companies (the “2004 Plan”).

Movements under this plan are as follows:

	No of RSUs Granted	No of RSUs Forfeited	No of RSUs Vested	Balance of Non-Vested RSUs
December 31, 2008	605,650	(11,000)	(311,650)	283,000
Granted March 17, 2009	11,800	—	—	11,800
Granted June 30, 2009	110,000	—	—	110,000
Forfeited during nine months 2009		(3,500)		(3,500)

September 30, 2009	727,450	(14,500)	(311,650)	401,300

The balance of 283,000 RSUs outstanding as at December 31, 2008 and September 30, 2009 vest on December 31, 2010. The 11,800 RSUs issued on March 17, 2009 vest on May 29, 2010. Half of the 110,000 RSUs issued on June 30, 2009 vest on June 30, 2010 and the remaining on December 31, 2011.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

8.	Stockholders’ Equity (continued)

Total compensation expense recognized in the nine months of 2009 amounted to $660 and $4,246 for the first nine months of 2008. As at September 30, 2009, the total compensation cost related to the non-vested RSUs unrecognized is $2,105 ($1,019 at December 31, 2008) and the weighted average remaining contractual life of outstanding grants is 1.3 years.

In the first nine months of 2009 and 2008, Accumulated other comprehensive income increased with unrealized gains of $8,711 and decreased with unrealized losses of $6,242 respectively, that resulted from the changes in the fair value of financial instruments.

9.	Earnings per Common Share

The computation of basic earnings per share is based on the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the foregoing and the grants of RSUs (See Note 8) using the treasury stock method.

	Three months ended September 30,		Nine months ended September 30,
	2009	2008	2009	2008
Net income attributable to Tsakos Energy Navigation Limited	$2,111	$40,983	$45,336	$175,317

Weighted average common shares outstanding	36,904,366	37,616,515	36,953,082	37,744,030
Dilutive effect of RSUs	259,146	410,080	239,607	399,244

Weighted average common shares – diluted	37,163,512	38,026,595	37,192,689	38,143,274

Basic earnings per common share	$0.06	$1.09	$1.23	$4.64
Diluted earnings per common share	$0.06	$1.08	$1.22	$4.60

For the three months and nine months ended September 30, 2009 and 2008, there were no RSUs considered anti-dilutive which would have resulted in their exclusion from the computation of diluted earnings per common share.

10.	Noncontrolling interest in Subsidiary

An affiliate of Flota Petrolera Ecuatoriana (“Flopec”), owns 49% of Mare Success S.A., the holding-company of two Panamanian registered companies which own respectively the vessels Maya and Inca. Mare Success S.A. is fully consolidated in the accompanying financial statements.

11.	Income Taxes

Under the laws of the countries of the companies’ incorporation and/or vessels’ registration, the companies are not subject to tax on international shipping income.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

11.	Income Taxes (continued)

However, they are subject to registration and tonnage taxes, which have been included in Vessel operating expenses.

The Company believes that it and its subsidiaries are exempt from U.S. federal income tax at 4% on U.S. source shipping income, as each vessel-operating subsidiary is organized in a foreign country that grants an equivalent exemption to corporations organized in the United States and the Company’s stock is primarily and regularly traded on an established securities market in the United States, as defined by the Internal Revenue Code of the United States. Under the regulations, a Company’s stock will be considered to be regularly traded on an established securities market if (i) one or more classes of its stock representing 50% or more of its outstanding shares, by voting power and value, is listed on the market and is traded on the market, other than in minimal quantities, on at least 60 days during the taxable year; and (ii) the aggregate number of shares of stock traded during the taxable year is at least 10% of the average number of shares of the stock outstanding during the taxable year.

12.	Commitments and Contingencies

As at September 30, 2009, the Company had under construction two aframax tankers and two suezmax tankers. The total contracted amount remaining to be paid for the four vessels under construction, plus the extra costs agreed as at September 30, 2009 was $226,740. Scheduled payments as of September 30, 2009 are $5,940 in the fourth quarter of 2009, $134,400 in 2010 and $86,400 in 2011.

In the ordinary course of the shipping business, various claims and losses may arise from disputes with charterers, agents and other suppliers relating to the operations of the Company’s vessels. Management believes that all such matters are either adequately covered by insurance or are not expected to have a material adverse effect on the Company’s results from operations or financial condition.

13.	Financial Instruments

(a)	Interest rate risk: The Company’s interest rates and loan repayment terms are described in Notes 5 and 7.

(b)	Concentration of credit risk: Financial Instruments consist principally of cash, trade accounts receivable, investments and derivatives. The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company’s investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers’ financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk. The Company limits the exposure of non-performance by counterparties to derivative instruments by diversifying among counterparties with high credit ratings, and performing periodic evaluations of the relative credit standing of the counterparties.

TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

SEPTEMBER 30, 2009 AND 2008

(Expressed in thousands of U.S. Dollars, except for share and per share data, unless otherwise stated)

13.	Financial Instruments (continued)

(c)	Fair value: The carrying amounts reflected in the accompanying consolidated balance sheet of cash, trade accounts receivable, and accounts payable approximate their respective fair values due to the short maturity of these instruments. The fair value of long-term bank loans with variable interest rates approximate the recorded values, generally due to their variable interest rates. The present value of the future cash flows of the portion of one long-term bank loan with a fixed interest rate is estimated to be approximately $87,695 as compared to its carrying amount of $96,900 (Note 5(a)). The fair values of the one long-term bank loan with a fixed interest rate, and the interest rate swap and bunker swap agreements discussed in Note 7 above are determined through Level 2 of the fair value hierarchy as defined in ASC 820 Fair Value Measurements and Disclosures and are derived principally from or corroborated by observable market data, interest rates, yield curves and other items that allow value to be determined.

14.	Subsequent Events

(a)	On October 4, 2009, the Company agreed to sell the suezmax tanker Pentathlon for $51.5 million and on November 4, 2009 agreed to sell its sister vessel Decathlon for another $51.5 million to the same buyers. Pentathlon was delivered to its new owners on November 17, 2009 resulting in an estimated gain of $5.0 million to be recorded in the fourth quarter of 2009. Decathlon is expected to be delivered in the first quarter 2010 with an estimated gain of $5.0 million to be recorded in that quarter.

(b)	On November 18, 2009, the Company agreed with a bank on the terms of a loan to partially finance the acquisition of the aframax Sapporo Princess. The loan will be provided in connection with the delivery of the vessel, which is expected in March 2010. The amount of the loan is the lesser of $40,000 or up to 70% of the value of the vessel.

(c)	The Company has evaluated subsequent events through November 20, 2009 at which date financial statements were available to be issued.